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                              AETHLON MEDICAL, INC.
                       3030 BUNKER HILL STREET, SUITE 4000
                           SAN DIEGO, CALIFORNIA 92109

                                  June 11, 2007



VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tom Jones

RE:      AETHLON MEDICAL, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-142121
         FILED APRIL 13, 2007

Ladies and Gentleman:

      Reference is made to the above-captioned registration statement filed by Aethlon Medical, Inc. (the "Registrant") with the Securities and Exchange Commission on April 13, 2007 (the "Registration Statement").

      The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

      Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (858) 332-1739, with a copy to Jennifer A. Post, Esq. at Richardson & Patel LLP at (310) 208-1154.

      Please do not hesitate to call the undersigned at (858) 459-7800 or Jennifer A. Post of Richardson & Patel LLP at (310) 208-1182 with any questions you may have regarding this letter.



                                             Very truly yours,
                                             Aethlon Medical, Inc.


                                             By: /s/ James A. Joyce
                                                 -------------------------------
                                                 Chief Executive Officer